 Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

May 9, 2012

Exchange Traded Notes

ETN Monthly Performance Report - April 2012 The April 2012 ETN Monthly Performance report is now available for download.

Download the 1-pager report for complete details.

Strategy in focus:  Exchange Traded Notes linked to the Cushing® 30 MLP Index (the “MLPN ETN”)

Offering a diversified, simplified alternative to investing in master limited partnerships (“MLPs”), with the benefits of:

  5.31% Annualized Yield (Paid Quarterly)*
  Diversified Exposure to 30 MLPs
  No K-1
  Exchange Traded (NYSE Arca: MLPN)

Please contact the ETN desk at 212-538-7333 if you have questions or would like to arrange a call with someone on our team, or email us at etn.desk@credit-suisse.com.

*Actual coupons over previous 12 months ended 3/30/12 divided by closing price of MLPN on 3/30/12

Credit Suisse ETN Products

  MLP Index Exchange Traded Notes - MLPN
  Merger Arbitrage Index Exchange Traded Notes - CSMA
  Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB
  Long/Short Equity Index Exchange Traded Notes - CSLS
  Market Neutral Equity Exchange Traded Notes - CSMN

Selected Investment Considerations for the MLPN ETNs

  We expect that investors will purchase and sell the MLPN ETNs primarily in the secondary market.  We have no obligation to maintain the listing of the MLPN ETNs on NYSE Arca or any listing on any other exchange, and may delist the MLPN ETNs at any time.
  The quarterly coupon payments for the MLPN ETNs are uncertain and could be zero and you will not receive any fixed periodic interest payments on the MLPN ETNs.
  Although the return on the MLPN ETNs will be based on the performance of the Cushing 30® MLP Index, the payment of any amount due on the MLPN ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse.  You will not have any partnership interests or other rights in the MLPs underlying the Cushing 30® MLP Index.  Investors are dependent on Credit Suisse’s ability to pay all amounts due on the MLPN ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the MLPN ETNs prior to maturity.

  MLPs are concentrated in the energy industry. Some of the MLPs underlying the Index may be smaller, non-diversified businesses that are exposed to the risks associated with such businesses.
  The Cushing 30® MLP Index may not be representative of the entire mid-stream energy infrastructure industry.
  The MLPN ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Cushing 30® MLP Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the MLPN ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees.
  We have the right to repurchase your MLPN ETNs in whole but not in part or after April 20, 2012, if the principal amount of the MLPN ETNs outstanding on or after such date is $10,000,000 or less. In addition, we have the right to repurchase your MLPN ETNs in whole and not in part upon the occurrence of certain events as described in the applicable pricing supplement. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your MLPN ETNs at a time of your choosing.
  Tax consequences of the MLPN ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the MLPN ETNs.
  An investment in the MLPN ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the MLPN ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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